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                       August 2, 2023

       Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Company
       621 South Virgil Avenue, #460
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Company
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 000-56200

       Dear Jun Ho Yang:

              We issued comments on the above captioned filing on May 26, 2023. On June 26, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Peter McPhun at (202) 551 - 3581 or Wilson K. Lee at (202) 551 -
       3468 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction